Filed by WesBanco, Inc.
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Western Ohio Financial Corporation

Commission File No. 0-24120

Date: July 21, 2004

WesBanco, Inc. issued a news release announcing its earnings for the quarter and six months ended June 30, 2004.

NEWS FOR IMMEDIATE RELEASE
July 21, 2004	For Further Information Contact:

Paul M. Limbert
President & CEO

or

Robert H. Young
Executive VP & CFO
(304) 234-9000

NASDAQ Trading Symbol: WSBC
Website: www.wesbanco.com

WesBanco Announces a 26.3 % Increase in Second Quarter 2004 Earnings Per Share
and an 18.3% Increase in First Half 2004 Earnings Per Share

Wheeling, WV.Paul M. Limbert, President & CEO of WesBanco, Inc., a Wheeling, West Virginia based multi-state bank holding company, today announced increased earnings per share and net income for the second quarter and six months ended June 30, 2004.

Mr. Limbert stated that WesBanco’s earnings per share for the second quarter ended June 30, 2004 increased 26.3% to $0.48 compared to $0.38 for 2003. Net income for the quarter ended June 30, 2004 increased 21.0% to $9.4 million compared to $7.7 million for 2003. WesBanco’s earnings per share for the six months ended June 30, 2004 increased 18.3% to $0.97 compared to $0.82 for 2003. Net income for the six months ended June 30, 2004 increased 15.0% to $19.1 million compared to $16.6 million for 2003. Annualized return on average assets for the second quarter and six months ended June 30, 2004 increased to 1.10% and 1.13%, respectively compared to 0.93% and 1.01% for the corresponding periods in 2003. Annualized return on average equity for the second quarter and six months ended June 30, 2004 increased to 11.80% and 12.02%, respectively compared to 9.69% and 10.41% for the corresponding periods in 2003.

“WesBanco’s results for the second quarter and first half of 2004 continue to build on the excellent first quarter results that WesBanco experienced,” Mr. Limbert stated. “Factors influencing WesBanco’s results were increased loan volume, reduced cost of funds and a reduction in the provision for loan losses due to improving credit quality. WesBanco’s loan growth of $191.6 million or 10.4%, compared to June 30, 2003, was primarily in commercial and commercial real estate lending and for the first time in WesBanco’s history loans exceeded the $2.0 billion mark,” said Mr. Limbert.

Net interest income increased $2.3 million or 9.5% and $3.8 million or 7.7% compared to the second quarter and first half of 2003 primarily from growth in earning assets and a lower cost of funds. The net interest margin expanded to 3.67% for the second quarter of 2004 and to 3.69% for the first half of 2004 compared to 3.44% and 3.55% for the corresponding periods in 2003. The volume of average earning assets increased $81.6 million or 2.7% and $89.2 million or 2.9% compared to second quarter and first half of 2003. These volume increases were partially offset by lower rates on new loans and prevailing market rates on new investments evidenced by

WesBanco Announces Increased Second Quarter and First Half 2004 Earnings Per Share Page 2

the yield on earning assets decreasing to 5.42% for the second quarter and 5.44% for the first half of 2004 compared to 5.63% and 5.79% for the same periods in 2003. During the same periods the volume of interest bearing liabilities increased $56.5 million or 2.1% and $58.3 million or 2.2%. The average rate paid on these liabilities decreased to 2.00% for both the second quarter and first half of 2004, compared to 2.49% and 2.54% for the same periods in 2003.

Non-interest income decreased $0.2 million or 2.1% compared to the second quarter of 2003, while on a year to date basis WesBanco experienced an increase of $0.3 million or 2.0%, with both periods in 2004 being impacted by lower net security gains and lower bank-owned life insurance income. Compared to the second quarter and first half of 2003, trust fees showed strong increases of $0.6 million or 22.8% and $1.1 million or 20.4% primarily due to new account relationships and a new fee schedule implemented in late 2003. The market value of trust assets under management was approximately $2.6 billion at June 30, 2004, compared to $2.5 billion at June 30, 2003 and $2.8 billion at March 31, 2004. The decline in market value, on a linked-quarter basis from March 31, 2004, was primarily caused by a loss of certain low-fee custodial accounts. The loss of these relationships will not have a significant effect on fee income as they have been substantially offset by higher revenue services and corresponding relationships. For the second quarter and first half of 2004 compared to the same periods in 2003, service charges on deposits increased $0.2 million or 7.5% and $0.5 million or 9.5% due to an increase in ATM and debit card transaction income. Net securities gains were $0.2 million and $0.8 million for the second quarter and first half of 2004, respectively, compared to $1.3 million and $2.4 million for the same periods in 2003.

The provision for loan losses decreased $1.0 million or 39.7% and $1.2 million or 26.1% compared to the second quarter and first half of 2003, primarily due to the overall decrease in net charge-offs and the improvement in credit quality. Net charge-offs decreased $1.4 million or 57.3% and $1.7 million or 42.8% compared to the second quarter and first half of 2003. WesBanco’s non-performing loans at June 30, 2004 decreased by $6.2 million or 40.2% compared to June 30, 2003, primarily as a result of the sale of certain underperforming loans in the fourth quarter of 2003. Non-performing loans as a percentage of total loans decreased to 0.46% at June 30, 2004, compared to 0.84% at June 30, 2003. Loans past due 90 days or more at June 30, 2004 decreased $3.9 million or 48.5% compared to June 30, 2003 and $3.6 million or 46.5% compared to December 31, 2003 and $0.9 million or 17.3% on a linked-quarter basis from the first quarter of 2004. The allowance for loan losses was $27.3 million or 1.34% of total loans at June 30, 2004, compared to $25.6 million or 1.39% of total loans at June 30, 2003. The allowance currently provides coverage of 2.94 times non-performing loans and 2.03 times non-performing loans plus loans past due 90 days or more compared to 1.65 and 1.08 times, respectively, at June 30, 2003.

Non-interest expense increased $0.6 million or 2.7% and $1.6 million or 4.0% compared to the second quarter and first half of 2003. For the second quarter of 2004, compared to 2003, salaries and employee benefits increased $0.6 million or 5.9% due to normal annual salary increases as well as higher health insurance costs, while all other non-interest expenses decreased $0.1 million. For the first half of 2004, compared to 2003, higher salaries and health insurance costs represented $1.4 million of the increase, while all other non-interest expenses increased $0.3 million. The efficiency ratio on a GAAP basis improved to 58.31% and 57.38% for the second quarter and first half of 2004 compared to 60.20% and 58.33% for the corresponding periods in 2003.

WesBanco Announces Increased Second Quarter and First Half 2004 Earnings Per Share Page 3

The provision for income taxes increased $0.9 million or 73.0% and $1.1 million or 33.3% compared to the second quarter and first half 2003, primarily due to an increase in pretax income while levels of tax exempt income remained relatively unchanged. The effective tax rate increased to 18.7% for the second quarter and 19.2% for the first half of 2004, compared to 13.8% and 17.0% for the corresponding periods in 2003.

Total loans increased $96.9 million or 5.0% at June 30, 2004 compared to December 31, 2003, and $80.8 million or 4.1% on a linked-quarter basis from the first quarter of 2004. The increase in total loans over year-end was fueled by an increase in commercial and commercial real estate loans, which increased $69.2 million or 7.0%, primarily from the Columbus, Ohio and Washington, Pennsylvania markets. Compared to year-end, residential real estate loans showed a modest gain of 3.1%. In June of 2004, WesBanco purchased a $17.3 million pool of loans comprised mainly of 15-year fixed rate residential mortgages. Consumer and home equity loans, which have been declining steadily over the past two years, increased 2.8% during the first half of 2004.

Total investment securities decreased $43.7 million or 3.6% at June 30, 2004 compared to December 31, 2003, primarily due to calls and maturities, which allowed WesBanco to shift funds out of the investment portfolio into higher yielding loans. Cash flows from the portfolio due to calls, maturities and prepayments for the first half of 2004 decreased to $157.0 million, down substantially from the $350.1 million experienced in the first half of 2003. WesBanco’s yield on investment securities for the first half of 2004 was 4.78% compared to 5.12% for the first half of 2003. At June 30, 2004, the weighted average lives of the available for sale and the held to maturity portfolios increased to 3.3 years and 5.3 years compared to 1.9 years and 4.8 years at June 30, 2003, respectively.

Total deposits decreased $34.9 million or 1.4% at June 30, 2004 compared to December 31, 2003, while the average balance for the six months ended June 30, 2004 increased by $9.6 million or 0.4% compared to the full year ended December 31, 2003. Average non-interest bearing demand deposits increased $17.7 million or 5.9% compared to the year-end 2003 average balance as more marketing emphasis has been placed on transaction based accounts, which provide ancillary service charge income and are a lower-cost funding source. Average interest bearing demand deposits and money market accounts on a combined basis increased $25.8 million or 3.1% compared to the year-end 2003 average balances. Average certificates of deposit decreased $29.2 million or 3.0% compared to the year-end 2003 average balance, as customers continue to favor non-maturity interest bearing accounts, while the level of average savings accounts decreased slightly. The average rate paid on deposits for the first half of 2004 decreased to 1.75% compared to 2.32% for the first half of 2003.

Federal Home Loan Bank (“FHLB”) borrowings increased $71.7 million or 19.9% at June 30, 2004 compared to December 31, 2003, primarily due to $75.0 million in new FHLB borrowings in the second quarter of 2004. Junior subordinated debt increased $41.2 million at June 30, 2004 compared to December 31, 2003, due to the creation in June 2004 of WesBanco Capital Trust IV and Capital Trust V, which each issued $20.6 million in junior subordinated debt with an initial average rate of 5.44%. The proceeds from the issuance of the junior subordinated debt will be used to fund the Western Ohio acquisition and will give WesBanco added liquidity for future stock repurchases and possible additional acquisition activity. Other borrowings decreased $26.3 million or 12.1% at June 30, 2004 compared to December 31, 2003 due to reductions in repurchase agreements and other borrowings offset by an increase in federal funds purchased. The average rate paid on all borrowed funds for the first half of 2004 decreased to 2.93% compared to 3.44% for the first half of 2003.

WesBanco Announces Increased Second Quarter and First Half 2004 Earnings Per Share Page 4

Shareholders’ equity at June 30, 2004 was highlighted by a Tier I leverage ratio of 10.11% compared to 8.70% at June 30, 2003. Book value increased to $16.22 per share at June 30, 2004 compared to $15.92 at June 30, 2003. For the six months ended June 30, 2004, WesBanco repurchased a total of 140,874 shares at an average cost of $28.81 per share through its current one million-share stock repurchase plan approved by the Board on April 17, 2003, with a total of 520,243 shares still available for repurchase.

WesBanco has obtained all the necessary regulatory approvals for the Western Ohio acquisition. The closing of the transaction is anticipated to be completed in the third quarter of 2004 pending approval by the shareholders of Western Ohio at their upcoming August 17, 2004 special shareholders meeting.

WesBanco is a multi-state bank holding company presently operating through 72 banking offices and 105 ATM machines in West Virginia, Central and Eastern Ohio and Western Pennsylvania. WesBanco is the second largest bank holding company headquartered in West Virginia with the third overall deposit market share. Its banking subsidiary is WesBanco Bank, Inc., headquartered in Wheeling, West Virginia. In addition, WesBanco operates an insurance brokerage company, WesBanco Insurance Services, Inc. and a full service broker/dealer, WesBanco Securities, Inc.

Forward-looking statements in this press release relating to WesBanco’s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this press release should be read in conjunction with WesBanco’s most recent annual report filed with the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2003, as well as the Form 10-Q for the prior quarter ended March 31, 2004, which are available at the SEC’s website www.sec.gov or at WesBanco’s website, www.wesbanco.com . Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties’, including those detailed in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission under the section “Risk Factors”. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effect of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services, and/or other external developments materially impacting WesBanco’s operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

###

See attached financial highlights.

WESBANCO, INC.
Consolidated Selected Financial Highlights
June 30, 2004 and 2003 and December 31, 2003			Page 5

(unaudited, dollars in thousands)
Balance sheet (period end)	June 30,	December 31,	June 30,
Assets	2004	2003	2003

Cash and due from banks	$93,025	$88,021	$100,436
Due from banks - Interest bearing	2,114	3,189	1,282
Federal funds sold	-	17,000	-
Securities	1,157,427	1,201,109	1,268,607
Loans:
Commercial and commercial real estate	1,062,230	993,029	871,050
Residential real estate	596,886	579,103	576,390
Consumer and home equity	371,357	361,406	391,390

Total loans	2,030,473	1,933,538	1,838,830
Allowance for loan losses	(27,267)	(26,235)	(25,578)

Net loans	2,003,206	1,907,303	1,813,252

Premises and equipment	53,162	53,232	54,974
Goodwill	49,868	49,868	49,868
Other intangibles	7,359	7,933	8,650
Other assets	129,662	117,351	113,913

Total Assets	$3,495,823	$3,445,006	$3,410,982

Liabilities and Shareholders' Equity
Non-interest bearing demand deposits	$335,843	$328,337	$308,299
Interest bearing demand deposits	281,998	307,925	287,505
Money market accounts	552,217	563,295	549,766
Savings deposits	354,567	352,324	360,948
Certificates of deposit	922,564	930,201	962,315

Total deposits	2,447,189	2,482,082	2,468,833

Federal Home Loan Bank borrowings	432,975	361,230	365,338
Other borrowings	191,498	217,754	155,564
Junior subordinated debt and trust preferred securities	72,174	30,936	30,000
Other liabilities	33,359	34,568	72,508
Shareholders' equity	318,628	318,436	318,739

Total Liabilities and Shareholders' Equity	$3,495,823	$3,445,006	$3,410,982

Average balance sheet and	For the Three Months Ended				For the Six Months Ended
net interest margin analysis	June 30,				June 30,

	2004		2003		2004		2003

	Average	Average	Average	Average	Average	Average	Average	Average
Assets	Volume	Rate	Volume	Rate	Volume	Rate	Volume	Rate

Loans, net of unearned income	$1,981,904	5.81%	$1,819,403	6.20%	$1,954,934	5.84%	$1,817,922	6.31%
Securities:
Taxable	780,968	3.62%	838,206	3.84%	785,566	3.66%	811,925	4.10%
Tax-exempt	372,130	7.15%	364,154	7.36%	373,708	7.14%	367,955	7.38%

Total securities	1,153,098	4.76%	1,202,360	4.91%	1,159,274	4.78%	1,179,880	5.12%
Federal funds sold	4,367	1.01%	36,042	1.20%	7,421	0.94%	34,619	1.18%

Total earning assets	3,139,369	5.42%	3,057,805	5.63%	3,121,629	5.44%	3,032,421	5.79%
Other assets	278,819		290,681		274,410		288,852

Total Assets	$3,418,188		$3,348,486		$3,396,039		$3,321,273

Liabilities and Shareholders' Equity
Interest bearing demand deposits	$ 291,827	0.25%	$ 283,563	0.40%	$ 292,892	0.26%	$ 280,175	0.42%
Money market accounts	558,354	1.66%	536,682	2.27%	561,310	1.66%	525,705	2.28%
Savings deposits	355,871	0.31%	363,794	0.68%	353,809	0.32%	361,034	0.73%
Certificates of deposit	926,761	2.81%	971,923	3.33%	928,580	2.81%	971,968	3.48%

Total interest bearing deposits	2,132,813	1.74%	2,155,962	2.23%	2,136,591	1.75%	2,138,882	2.32%
Federal Home Loan Bank borrowings	394,063	3.41%	354,410	4.13%	375,910	3.49%	348,572	4.18%
Other borrowings	180,103	1.29%	162,214	1.45%	178,030	1.26%	164,950	1.46%
Junior subordinated debt and
trust preferred securities	37,270	5.54%	15,159	8.07%	34,103	5.55%	13,912	8.41%

Total interest bearing liabilities	2,744,249	2.00%	2,687,745	2.49%	2,724,634	2.00%	2,666,316	2.54%

Non-interest bearing demand deposits	322,402		298,609		318,709		294,478
Other liabilities	32,339		41,603		32,681		38,367
Shareholders' equity	319,198		320,529		320,015		322,112

Total Liabilities and
Shareholders' Equity	$3,418,188		$3,348,486		$3,396,039		$3,321,273

Taxable equivalent net interest
margin		3.67%		3.44%		3.69%		3.55%

WESBANCO, INC.
Consolidated Selected Financial Highlights
June 30, 2004 and 2003				Page 6

(unaudited, dollars in thousands, except per share amounts)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,

Statement of income	2004	2003	2004	2003

Interest income	$40,020	$40,619	$79,852	$82,524
Interest expense	13,658	16,540	27,163	33,604

Net interest income	26,362	24,079	52,689	48,920
Provision for loan losses	1,496	2,479	3,296	4,459

Net interest income after provision for
loan losses	24,866	21,600	49,393	44,461

Non-interest income
Trust fees	3,210	2,615	6,741	5,597
Service charges on deposits	3,233	3,007	6,245	5,703
Other income	1,494	1,299	3,051	2,863
Net securities gains	155	1,347	816	2,353

Total non-interest income	8,092	8,268	16,853	16,516
Non-interest expense
Salaries and employee benefits	11,278	10,652	22,473	21,094
Net occupancy	1,362	1,341	2,930	2,831
Equipment	1,884	1,818	3,654	3,636
Other operating	6,922	7,074	13,524	13,379

Total non-interest expense	21,446	20,885	42,581	40,940

Income before income taxes	11,512	8,983	23,665	20,037
Provision for income taxes	2,149	1,242	4,543	3,407

Net income	$9,363	$7,741	$19,122	$16,630

Taxable equivalent net interest income	$28,689	$26,425	$57,359	$53,670

Per common share data
Net income per common share - basic	$0.48	$0.38	$0.97	$0.82
Net income per common share - diluted	$0.48	$0.38	$0.97	$0.82
Dividends declared	0.25	0.24	0.50	0.48
Book value (period end)			16.22	15.92
Tangible book value (period end)			13.31	12.99
Average shares outstanding - basic	19,665,779	20,122,685	19,692,856	20,243,813
Average shares outstanding - diluted	19,708,871	20,145,264	19,739,550	20,261,825
Period end shares outstanding			19,649,453	20,027,323

Profitability ratios (annualized)
Return on average assets	1.10%	0.93%	1.13%	1.01%
Return on average equity	11.80%	9.69%	12.02%	10.41%
Yield on earning assets (1)	5.42%	5.63%	5.44%	5.79%
Cost of interest bearing liabilities	2.00%	2.49%	2.00%	2.54%
Net interest margin (1)	3.67%	3.44%	3.69%	3.55%
Efficiency (1)	58.31%	60.20%	57.38%	58.33%

(1) the yield on earning assets, the net interest margin and the efficiency ratios are presented on a fully taxable-equivalent
(FTE) and annualized basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and investments.
WesBanco believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

WESBANCO, INC.
Consolidated Selected Financial Highlights
June 30, 2004 and 2003 and December 31, 2003							Page 7

(unaudited, dollars in thousands)

			June 30,				December 31,

Asset quality data			2004		2003		2003

Non-performing assets:
Non-accrual loans			$ 8,639		$ 14,867		$ 8,262
Renegotiated loans			646		663		653

Total non-performing loans			9,285		15,530		8,915
Other real estate and repossessed assets			1,708		3,862		2,907

Total non-performing loans and assets			$ 10,993		$ 19,392		$ 11,822

Loans past due 90 days or more			$ 4,169		$ 8,091		$ 7,795
Allowance for loan losses			27,267		25,578		26,235
Net loan charge-offs:
Quarter-to-date			1,031		2,417		2,655
Year -to-date			2,264		3,961		8,457
Allowance for loan losses/non-performing loans			2.94	X	1.65	X	2.94	X
Allowance for loan losses/non-performing loans and
past due 90 days or more			2.03	X	1.08	X	1.57	X
Allowance for loan losses/total loans			1.34%		1.39%		1.36%
Non-performing assets/total assets			0.31		0.57		0.34
Non-performing assets/total loans, other real
estate and repossessed assets			0.54		1.05		0.61
Non-performing loans/total loans			0.46		0.84		0.46
Non-performing loans and loans past due 90
days or more/total loans			0.66		1.28		0.86
Annualized net loan charge-offs/average loans			0.23		0.44		0.46

	Regulatory Guidelines

		Well
Capital ratios	Minimum	Capitalized

Tier I leverage capital	4.00%	5.00%	10.11%		8.70%		8.76%
Tier I risk-based capital	4.00	6.00	15.00		13.43		13.31
Total risk-based capital	8.00	10.00	16.21		14.64		14.50